19006251

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

N

E13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triple A Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2032 Armacost Avenue
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

warren M. Wibbelsman 424- 369-5143
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875	Los Angeles	California	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Warren M. Wibbelsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triple A Partners LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OH SUNG CHOI NOTARY PUBLIC MY COMMISSION EXPIRES 11/30/2021 DISTRICT OF COLUMBIA

District of Columbia: SS
Subscribed and Sworn to before me
this 1st day of March, 2019

Oh Sung Choi, Notary Public, D.C.
My Commission expires November 30, 2021

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Triple A Partners, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Triple A Partners, LLC as of December 31, 2018, the related statement of income, statement of changes in members' equity, and statement of changes in financial condition for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Triple A Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Triple A Partners, LLC's management. My responsibility is to express an opinion on Triple A Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Triple A Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The supplemental information, consists of Schedules I, II & III, and has been subjected to audit procedures performed in conjunction with the audit of Triple A Partners, LLC's financial statements. The supplemental information is the responsibility of Triple A Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Triple A Partners, LLC's auditor since 2014.
Los Angeles, California
February 26, 2019

Triple A Partners LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	39,120
Due from Parent		800
Deposits Paid		1,000
Total Assets	$	40,920

Liabilities and Members' Equity

Liabilities		
Accounts payable		7,024
Total Liabilities		7,024
Members' Equity		
Member's Equity		33,896
Total Members' Equity		33,896
Total Liabilities and Members' Equity	$	40,920

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Income
For the Year Ended December 31, 2018

Revenues	
Commission income	$ 1,675,915
Reimbursed expenses	52,804
Total Revenues	$ 1,728,719
Expenses	
Commission expense	$ 1,137,642
Regulatory	7,391
Travel & Entertainment	50,525
Professional fees	370,912
Rent	14,700
Other expense	10,924
Total Operating Expenses	$ 1,592,094
Income Before Tax Provision	$ 136,625
Federal	--
State	6,170
Net Income	$ 130,455

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

	Total
Balance, December 31, 2017	$ 38,441
Distribution	(135,000)
Net Income	130,455
Balance, December 31, 2018	$ 33,896

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net Income	$ 130,455
Changes in operating assets and liabilities:	
Decrease in accounts receivable	$ 165,000
Increase in accounts payable	5,308
Decrease in commissions payable	(165,000)
Net cash used by operating activities	135,763
Cash Flow from Investing Activities	
Due from Parent	(800)
Cash Flow from Financing Activities	
Distribution to Owner	$ (135,000)
Net Decrease in Cash	$ (37)
Cash: Beginning of the Year	39,157
Cash: End of the Year	$ 39,120

See Accompanying Notes to Financial Statement

Triple A Partners LLC
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

Triple A Partners LLC (the "Company") is a Delaware limited liability company formed in 2008. The Company is a wholly-owned subsidiary of Triple A Partners, Inc. (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts as an introducer of private placements and hedge fund investments to its institutional clientele. The Company claims an exemption under Rule 15c3-3(k)(2)(i).

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

Note 2 – Summary of Significant Accounting Policies

Cash

The Company maintains its cash in a bank deposit account which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

The Company provides its services under terms of placement agent agreements, primarily under two different types of fee agreements. Under the first type of agreement, the Company receives a percentage of management fees and incentive fees earned by the investment manager of the hedge funds on the accounts introduced by the Company to the investment manager and/or the hedge funds. The Company's share of management fees due from the investment manager is recorded when the investment manager earns such fees from the underlying hedge funds. The Company's share of incentive fees earned by the investment manager is recorded on the day when the investment manager has met all the conditions to receive such incentive fees from the underlying hedge funds. Under the second type of agreement, the Company receives a flat fee based on percentage of total dollars invested by the investor introduced by the Company to the investment manager or the hedge fund. These fees are recorded upon the investor successfully making an investment in the underlying hedge fund. Fees under both types of agreements are recorded as commission income in the accompanying statement of operations.

Marketing and consulting fee revenue is recorded as services are provided per the terms of the related agreements.

Accounts receivable represents fees receivable at December 31 and are recorded at the invoiced amount and do not bear interest. Management believes that the accounts receivable at December 31, 2018 are fully collectible.

Summary of Significant Accounting Policies (continued)

Commission Expense

Commission expense is recorded when services are provided and related commission income and marketing and consulting fee revenue is recognized.

Accounting for Income Taxes

The Company is treated as a single member limited liability company for all relevant jurisdictions and its taxable income and taxes paid, if any, are included with the income tax return of the member. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2015.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Note 3-Fair Value (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

Assets	**Level 1**	**Level 2**	**Level 3**
Cash	$ 39,120	$ 0	$ 0
Total	$ 39,120	$ 0	$ 0

Note 4 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $32,096 which was $27,096 in excess of its required net capital of $5,000. The Company's aggregate indebtedness of $7,024 ratio to net capital was .22 to 1.

Note 5 – Commitments and Contingencies

The Company subleases its office premises on a month to month basis. Total rent expense under the sublease was $14,700 for the year ended December 31, 2018.

Note 6 – Exemption from the SEC Rule 15c3-3

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

Note 7 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through February 26, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 8– SIPC Supplementary Report Requirement

During the year ended December 31, 2018, the company paid $2,514 in fees to SIPC.

Triple A Partners LLC
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2018

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 33,896
Nonallowable assets:	
Due from parent	(800)
Deposit paid	(1,000)
Net Capital	$ 32,096
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 468
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 27,096
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 31,394
Computation of Aggregate Indebtedness	
Total liabilities	$ 7,024
Percentage of aggregate indebtedness to net capital	22%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 32,095
Rounding	1
Net capital audited	$ 32,096

See Accompanying Notes to Financial Statements

Triple A Partners LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Triple A Partners LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2018

The Company claims an exemption under Rule 15c3-3(k)(2)(i) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Triple A Partners, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Triple A Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Triple A Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:k(2)(i) (the "exemption provisions") and (2) Triple A Partners, LLC stated that Triple A Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Triple A Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Triple A Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 26, 2019

Triple A Partners

February 12, 2019

Joseph Yafeh, CPA
11300 W. Olympic Blvd. Suite 875
Los Angeles, CA 90064

RE: SEC Rule 17a-5(d) (4) Exemption Report

Dear Mr.Yafeh:

Pursuant to the referenced rule, the following information is provided:

Under its membership agreement with FINRA and pursuant to Rule 15c-3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triple A Partners LLC met the Section 240.15c3-3:(2)(i), exemption for the period January 1, 2018 through December 31, 2018.

Sincerely,

Warren Wibbelsman, CEO
Triple A Partners LLC

Triple A Partners LLC

2032 Armacost Ave. Los Angeles CA 90025

310-929-9977-Main

Triple A Partners LLC
Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018